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                                                              EXHIBIT 1.A(11)

                            DESCRIPTION OF ISSUANCE,
                       TRANSFER AND REDEMPTION PROCEDURES
                 FOR VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                                    ISSUED BY
                     PEOPLES BENEFIT LIFE INSURANCE COMPANY

                This document sets forth the administrative procedures that will be followed by Peoples Benefit Life Insurance Company (the "Company") in connection with the issuance of its variable universal life insurance policy ("Policy" or "Policies") and acceptance of payments thereunder, the transfer of assets held thereunder, and the redemption by owners of the Policy ("Owners") of their interests in those Policies. Capitalized terms used herein have the same definition as in the prospectus for the Policy that is included in the current registration statement on Form S-6 for the Policy (File No. 333-52570) as filed with the Securities and Exchange Commission ("Commission" or "SEC").


I. PROCEDURES RELATING TO PURCHASE AND ISSUANCE OF THE POLICIES AND ACCEPTANCE OF PREMIUMS

        A.      OFFER OF THE POLICIES, APPLICATION, INITIAL PREMIUMS, AND
                ISSUANCE

                1. Offer of the Policies. The Policies are offered and issued for premiums pursuant to underwriting standards in accordance with state insurance laws. Premiums for the Policies are not the same for all Owners selecting the same Specified Amount. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Owner pays charges commensurate with the Insured's mortality risk as actuarially determined utilizing factors such as age, sex, and premium class of the Insured. Uniform charges for all Insureds would discriminate unfairly in favor of those Insureds representing greater risk. Although there is no uniform charge for all Insureds, there is a uniform charge for all Insureds of the same premium class and same Specified Amount.

                2. Application. Persons wishing to purchase a Policy must complete an application and submit it to the Company through an authorized agent of the Company. The application must specify the name of the Insured and provide certain required information about the Insured. The application also must specify a premium payment plan, which contemplates level premiums at specified intervals, designate Net Premium allocation percentages, select the initial Specified Amount, and name the Beneficiary. Before an application will be deemed complete so that underwriting will proceed, the application must include the Insured's signature and date of birth, a signed authorization, a valid authorized agent's state code, and suitability

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                information. The initial premium and Specified Amount selected must meet certain minimums for the Policy.

                3. Receipt of Application and Underwriting. Upon receipt of a completed application in good order from an applicant, the Company will follow its established insurance underwriting procedures for life insurance designed to determine whether the proposed Insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided about the proposed Insured before a determination can be made.

                        The underwriting process determines the premium class to
                which the Insured is assigned if the application is accepted. The Company currently places Insureds in the following premium classes, based on the Company's underwriting: a male or female or unisex premium class, and a tobacco (smoker) or non-tobacco (non-smoker) or preferred premium class. Juveniles (persons under age 18) are placed in a male or female or unisex preferred premium class. This original premium class applies to the initial Specified Amount. The premium class may change upon an increase in Specified Amount.

                        The Company reserves the right to reject an application
                for any reason permitted by law. If an application is rejected, any premium received will be returned, without interest.

                4. Issuance of Policy. When the underwriting procedure has been completed and the application has been approved, the Policy is issued.

                5. Initial Premium. An applicant must pay an initial premium which, if not submitted with the application or during the underwriting period, must be submitted when the Policy is delivered. Conditional Insurance Coverage becomes effective as of the date the Company receives the initial premium, but is limited to $500,000 until the application is approved. Moreover, if the proposed Insured is under the age of 15 days at death or is more than 60 years old, no insurance shall take effect until the policy is delivered. The Policy Date is used to measure Policy Months, Policy Years, and Policy Anniversaries. The Policy Date is the date coverage under this policy becomes effective. If the Policy Date would have occurred on the 29th, 30th or 31st day of any month, the Company will designate the 28th day of the month as the Policy Date. For a premium to be received in "good order", it must be received in cash (U.S. currency) or by check payable in U.S. currency, and must clearly identify the purpose for the payment.

                        The initial premium must be at least equal to the
                minimum initial premium for a Policy. The minimum initial premium for a Policy depends on a number of

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                factors, such as the Insured's age, sex, and premium class of the proposed Insured, the requested Specified Amount, and any supplemental benefits.

        B.      ADDITIONAL PREMIUMS

                1. Additional Premiums Permitted. Additional premiums may be paid in any amount, and at any time, subject to the following limits:

                -       A premium must be at least $25.

                - Total premiums paid in a Policy Year may not exceed guideline premium limitations for life insurance set forth in the Internal Revenue Code.

                2. Refund of Excess Premium Amounts. If at any time a premium is paid that would result in total premiums exceeding limits established by law to qualify a Policy as a life insurance policy, the Company will only accept that portion of the premium that would make total premiums equal the maximum amount that may be paid under the Policy. The excess premium will be refunded. The Company will also refund premiums if payment of a greater amount would increase the death benefit by application of the death benefit ratio. The Company will monitor Policies and will attempt to notify an Owner on a timely basis if the Owner's Policy is in jeopardy of becoming a modified endowment contract under the Internal Revenue Code.

                3. Planned Premiums. At the time of application, each Owner will select a plan for paying premiums at specified intervals. The Owner may change the planned premium frequency and amount. Any such change must comply with the premium limits for additional premiums discussed above.

                4.      Allocating Premiums

                        a. Initial Premiums. Prior to the Investment Start Date, the Company will place the initial premiums (less charges) in the Premium Suspense Account. On the first Valuation Date on or following the Investment Start Date the Company will transfer the amounts in the Premium Suspense Account to the Fixed Account and/or the Separate Account in accordance with the allocation instructions. The Investment Start Date is when we allocate amounts in the Premium Suspense Account to the Subaccounts and the Fixed Account in accordance with your allocations instructions. The Investment Start Date is the latest of : (a) the date of the application; (b) the date all required medical examinstions or diagnostic test are completed; (c)

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                        the date of issue requested in the application unless
                        underwriting is not yet completed; (d) the date of underwriting approval; (e) the date we receive the first premium at our Home Office; and (f) the date all other requirements are met.

                        b. Other Premiums. Other premiums received by the Company after the Investment Start Date will be allocated in accordance with allocation instructions on the Valuation Date on or following the date the premium is received at the Home Office.

                        c. Electronic Funds Transfer. An Owner may arrange with the Company to have monthly premiums paid via pre-authorized, automatic deductions from the Owner's checking account. The Company will notify the Owner's bank of the automatic deduction, and funds will be deducted from the Owner's checking account and credited to the Owner's Policy on the next Valuation Date.

        C. OVERPAYMENTS AND UNDERPAYMENTS In accordance with industry practice, the Company will establish procedures to handle errors in initial and additional premium payments to refund overpayments and collect underpayments, except for de minimis amounts. The Company will issue a refund check for any minimal overpayment in excess of the guideline annual premium amount. For larger overpayments, the Company will place the premium in a suspense account to determine whether the premium actually is in excess of the guideline annual premium or whether the premium was intended for another policy issued by the Company. In the case of an underpayment, if the Cash Surrender Value on a Monthly Date is less than the Monthly Deduction to be made on that date and the Policy is not in a No-Lapse Period, the Policy will be in default and a grace period will begin. The Company will notify Owners of the required premium that must be paid prior to the end of the grace period.

        D. PREMIUMS UPON INCREASE IN SPECIFIED AMOUNT, PREMIUMS DURING A GRACE PERIOD, AND PREMIUMS UPON REINSTATEMENT


                1. Premiums Upon Increase in Specified Amount. Generally, no premium is required for an increase in Specified Amount. However, depending on the Policy Value at the time of an increase in the Specified Amount and the amount of the increase requested, an additional premium or change in the amount of planned premiums may be advisable. Also, the Minimum Monthly Premium for the No- Lapse Period will increase and the No-Lapse Period will begin anew. See "Changing the Specified Amount."

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                2.      Premiums During a Grace Period. If the Cash Surrender
                Value on a Monthly Date is less than the amount of the Monthly Deduction due on that date, and the Policy is not in a No-Lapse Period, the Policy will be in default and a grace period will begin. During the No-Lapse Period, the Policy will remain in force, regardless of the sufficiency of the Cash Surrender Value, if the total premiums paid less any withdrawals and Indebtedness, is greater than or equal to the cumulative Minimum Monthly Premium for the Policy. The Minimum Monthly Premium is the amount necessary to guarantee coverage for a No-Lapse Period. The Minimum Monthly Premium is based in part on the No-Lapse Period selected (5 Policy Years, 20 Policy Years, 30 Policy Years or to Insured's age 100), sex, age, and premium class of the Insured, the requested Specified Amount and any supplemental benefits and riders.

                - The grace period will end 61 days after the date on which the Company sends a grace period notice stating the amount required to be paid during the grace period to the Owner's last known address and to any assignee of record. The Policy does not lapse, and the insurance coverage continues, until the expiration of this grace period.

                - If the grace period ends prior to the end of the No-Lapse Period, the required premium must be large enough to provide the lesser of (1) the Minimum Monthly Premium required at the end of the grace period, or (2) an amount large enough to provide an increase in the Cash Surrender Value to cover the Monthly Deductions for the grace period. If the grace period ends after the end of the No-Lapse Period, the required premium must be large enough to provide an increase in the Cash Surrender Value to cover the Monthly Deductions for the grace period.

                - Failure to make a sufficient payment within the grace period will result in lapse of the Policy without value or benefits payable.

                3. Premiums Upon Reinstatement. A Policy that lapses without value may be reinstated at any time within five years after lapse by submitting: evidence of the Insured's insurability satisfactory to the Company; Written Notice requesting reinstatement of the policy; the Insured's written consent to reinstatement; payment or reinstatement of any Indebtedness; and payment of enough premium to keep the Policy in force for at least 3 months.

        E. ALLOCATIONS OF NET PREMIUMS AMONG THE SEPARATE ACCOUNT AND THE FIXED ACCOUNT

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                1.      Net Premium. The net premium is equal to the premium
                paid less the premium expense charge.


                2. The Separate Account. An Owner may allocate Net Premiums to one or more of the Subaccounts of Peoples Benefit Variable Life Account A (the "Separate Account"). The Separate Account currently consists of twenty Subaccounts, the assets of each of which are used to purchase shares of one portfolio from the following mutual funds: Janus Aspen Series, Fidelity Variable Insurance Products Funds, AIM Variable Insurance Funds and Oppenheimer Variable Account Funds (the "Funds"). The Funds are registered under the Investment Company Act of 1940 as open-end management investment companies. Additional Subaccounts may be added from time to time to invest in any of the portfolios of the Funds or any other investment company.

                        When an Owner allocates an amount to a Subaccount
                (either by Net Premium allocation, transfer of Policy Value or repayment of a Policy loan) the Policy is credited with units in that Subaccount. The number of units is determined by dividing the amount allocated, transferred or repaid to the Subaccount by the Subaccount's unit value for the Valuation Date when the allocation, transfer or repayment is effected. A Subaccount's unit value is determined for each Valuation Period after the date of establishment (the unit value for each Subaccount was arbitrarily set at $10 when the Subaccount was established) by multiplying the value of a unit for a Subaccount for the prior Valuation Period by the net investment factor for the Subaccount for the current Valuation Period. The net investment factor is an index used to measure the investment performance of a Subaccount from one Valuation Period to the next (net of the mortality and expense charge and any applicable taxes).

                3. The Fixed Account. Owners also may allocate Net Premiums to the Fixed Account, which guarantees a minimum fixed rate of interest.

                4. Allocations Among the Separate Account and the Fixed Account. Net Premiums are allocated to the Subaccounts and the Fixed Account in accordance with the following procedures:

                        a. General. In the application for the Policy, the Owner will specify the percentage of Net Premium to be allocated to each Subaccount of the Separate Account and/or the Fixed Account. The percentage of each Net Premium that may be allocated to any Subaccount or the Fixed Account must be a whole number not less than 5%, and the sum of the allocation percentages must be 100%. Such allocation percentages may be changed at any time (up to 4 times per Policy year) by the Owner submitting a written

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                        notice or telephone instructions to the Home Office,
                        provided that the 5%/100% requirements described above are met.

                        b. Allocation Prior to the Investment Start Date. Prior to the Investment Start Date, all Net Premiums will be allocated to the Premium Suspense Account. On the Valuation Date on or following the Investment Start Date, the amounts in the Premium Suspense Account will be transferred to the Fixed Account and/or the Separate Account in accordance with the allocation instructions.

                        c. Allocation After the Investment Start Date. Net Premiums received after the Investment Start Date will be allocated to the Subaccounts or Fixed Account in accordance with the allocation percentages in effect on the Valuation Date on or following the date that the premium is received at the Home Office, unless other instructions by written notice accompany the premium, in which case the Net Premium will be allocated in accordance with those instructions, provided such instructions comply with the Company's allocation rules.

        F.      LOAN REPAYMENTS AND INTEREST PAYMENTS

                1. Loan Repayments. The Owner may repay all or part of the Indebtedness at any time while the Policy is in force and the Insured is living. The Indebtedness is equal to the sum of all outstanding Policy loans, including both principal and any accrued interest. Repayments of Indebtedness must be sent to the Home Office and will be credited as of the date received. Repayments of Indebtedness will not be subject to a premium expense charge. If the Death Benefit becomes payable while a Policy loan is outstanding, the Indebtedness will be deducted in calculating the Death Benefit.

                2. Allocation for Repayment of Policy Loans. On the date the Company receives a repayment of all or part of a loan, an amount equal to the repayment will be transferred from the loan reserve (part of the Fixed Account) to the Subaccounts and the Fixed Account. If no direction is provided, the amount will be allocated in accordance with the Owner's current allocation instructions.

                3. Interest on Loan Reserve. On each Monthly Date, the amount in the loan reserve will be credited with interest at a minimum guaranteed annual effective rate of 3%. See "Policy Loans" below.

                4. Notice of Excessive Indebtedness. If the Indebtedness exceeds the Policy Value less the Surrender Charge on any Monthly Date the Policy will lapse. The

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                Company will send Owners and any assignee of record, notice of the lapse. The notice will specify the amount that must be paid to prevent termination. This amount must be paid to the Home Office within a 61-day grace period to avoid termination. A Policy that terminates due to excessive Indebtedness can be reinstated.



II.     TRANSFERS

        A.      TRANSFERS AMONG THE SUBACCOUNTS AND THE FIXED ACCOUNT

                        The Owner may transfer Policy Value between and among
                the Subaccounts of the Separate Account and the Fixed Account by written or telephone request to the Home Office.

                        In any Policy Year, the Owner may make an unlimited
                number of transfers; however, the Company will impose a transfer processing fee of $25 for each transfer in excess of 12 during any Policy Year. For purposes of the transfer processing fee, each transfer request is considered one transfer, regardless of the number of Subaccounts affected by the transfer. We will treat all transfer requests received on the dame day as a single request. Any unused "free" transfers do not carry over to the next year.

                        The minimum amount that may be transferred from each
                Subaccount or the Fixed Account is $100 or the balance in the Subaccount or the Fixed Account if less than $100. There is no minimum amount that must remain in a Subaccount or the Fixed Account following a transfer. If a transfer request does not conform to this provision, the transfer will be rejected.

                        For any class of Policies, the Company reserves the
                right to modify, restrict, suspend, or eliminate the transfer privileges (including telephone transfer privileges) at any time and for any reason.

        B.      DOLLAR COST AVERAGING

                        The dollar-cost averaging program permits Owners to
                systematically transfer on a monthly basis a set dollar amount from a "source" account (either the Fixed Account, the AIM VI Government Securities Fund Subaccount, the Oppenheimer Bond Fund/VA Subaccount or the Fidelity VIP Money Market Subaccount) to any combination of Subaccounts and/or the Fixed Account. Owners may elect to participate in the dollar-cost averaging program at any time by sending the Company a written request. To use the dollar-cost averaging program, Owners must transfer

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                at least $100 from the source account and the source account must have at least $5,000 in Policy Value. Once elected, dollar-cost averaging remains in effect from the date the Company receives the Owner's request until the value of the source account is depleted, an election to participate in asset rebalancing program is made or until the Owner cancels the program by written request. There is no additional charge for dollar-cost averaging. A transfer under this program is not considered a transfer for purposes of assessing a transfer processing fee. The Company reserves the right to discontinue offering the dollar-cost averaging program at any time and for any reason.

        C.      ASSET REBALANCING

                        An Owner may instruct the Company to automatically
                rebalance (on a semi-annual basis) the Policy Value to return to the percentages specified in the Owner's allocation instructions. An Owner may elect to participate in the asset rebalancing program at any time by sending the Company a written request at the Home Office and having a minimum Policy Value of at least $5,000. The percentage allocations must be in whole percentages and be at least 5%. Subsequent changes to the percentage allocations may be made at any time by written or telephone instructions to the Home Office (up to 4 times per Policy Year). Once elected, asset rebalancing remains in effect from the date an Owner's written request is received until the Owner instructs the Company to discontinue asset rebalancing or a transfer is made to or from any Subaccount other than under a scheduled rebalancing. Asset rebalancing is not available while an Owner is participating in the dollar-cost averaging program. There is no additional charge for using asset rebalancing, and an asset rebalancing transfer is not considered a transfer for purposes of assessing a transfer processing fee. The Company reserves the right to discontinue offering the asset rebalancing program at any time and for any reason.

        D.      TRANSFER ERRORS

                        In accordance with industry practice, the Company will
                establish procedures to address and to correct errors in amounts transferred among the Subaccounts and the Fixed Account, except for de minimis amounts. The Company will correct errors it makes and will assume any risk associated with the error. Owners will not be penalized in any way for errors made by the Company. The Company will take any gain resulting from the error.

III.    "REDEMPTION" PROCEDURES

        A.      "FREE-LOOK" RIGHTS

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                        The Policy provides for an initial free-look period
                during which an Owner may cancel the Policy by returning it to the Company or to an agent of the Company who sold it before the end of 10 days after the Policy is received. The free-look period may be longer in some states. Upon returning the Policy to the Company or to an authorized agent for forwarding to the Home Office, the Policy will be deemed void from the beginning. Within seven days after the Company or the Home Office receives the cancellation request and Policy, the Company or the Home Office will refund all payments made under the Policy (less any withdrawals and Indebtedness).

        B.      SURRENDERS

                1. Requests for Cash Surrender Value. The Owner may surrender the Policy at any time for its Cash Surrender Value. The Cash Surrender Value on any Valuation Date is the Policy Value less any applicable surrender charge minus any Indebtedness. The Cash Surrender Value will be determined by the Company on the Valuation Date on or following the date on which the Home Office receives all required documents, including a satisfactory written request signed by the Owner. The written request must include the Policy number, signature of the Owner, and clear instructions regarding the request. The Company will cancel the Policy as of the date the written request is received at the Home Office and the Company will ordinarily pay the Cash Surrender Value within seven days following receipt of the written request and all other required documents.

                2. Surrender of Policy -- Surrender Charges. If the Policy is surrendered during the first 19 Policy Years or the first 19 years after an increase in Specified Amount, the Company will deduct a surrender charge based on the Specified Amount at issue, or increase, as applicable. The surrender charge will be deducted before any surrender proceeds are paid. The surrender charge is set forth in each Policy and depends on the Insured's age at issue, or on the Policy Anniversary preceding an increase, sex and premium class. It is calculated as an amount per thousand of the Specified Amount at issue (or increase).

        C.      WITHDRAWALS

                1. When Withdrawals are Permitted. At any time after the first Policy Year, the Owner may, by submitting a written request to the Home Office, withdraw a portion of the Cash Surrender Value subject to the following conditions:

                - The minimum amount that may be withdrawn is the lesser of $500 or the Cash Surrender Value if less than $500 (withdrawal of the Cash Surrender Value will be considered a Surrender of the Policy).

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                -       The amount withdrawn must be less than the then-current
                        Cash Surrender Value and may not reduce the Cash Surrender Value below $500.

                -       No more than 1 withdrawal may be made during a Policy
                        Year.

                - A withdrawal processing fee equal to the lesser of $25 or 2% of the amount withdrawn will be assessed on each withdrawal. The withdrawal processing fee will be deducted from the Policy Value along with the amount requested to be withdrawn.

                - When the Owner requests a withdrawal, the Owner must direct how the withdrawal will be deducted from the Policy Value otherwise, we will deduct the amount (including any fee) from the Subaccounts and the Fixed Account on a pro-rata basis (that is according to the percentage of Policy Value contained in each Subaccount and the Fixed Account).

                - The Company generally will pay a withdrawal request within seven days after the Valuation Date when the Home Office receives the request and all the documents required for such a payment.

                - The Company may delay making a payment if: (1) the disposal or valuation of the Separate Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (2) the SEC by order permits postponement of payment to protect Peoples Benefit Policy Owners. The Company also may defer making payments attributable to a check that has not cleared, and may defer payment of proceeds from the Fixed Account for a withdrawal, surrender or Policy loan request for up to six months from the date the request is received.

                - If the Level Death Benefit is in effect, a withdrawal will reduce the Specified Amount dollar-for-dollar. If the Specified Amount reflects increases in the Initial Specified Amount, the withdrawal will reduce first the most recent increase, and then the next most recent increase, if any, in reverse order, and finally the Initial Specified Amount. If the Increasing Death Benefit is in effect, the Specified Amount is unaffected by the withdrawal.

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        D.      LAPSES

                        If a sufficient premium has not been received by the
                61st day after a grace period notice is sent, the Policy will lapse without value and no amount will be payable to the Owner.

        E.      MONTHLY DEDUCTIONS

                        On each Monthly Date, redemptions in the form of
                deductions will be made from the Policy Value for the Monthly Deduction, which is a charge compensating the Company for the services and benefits provided, costs and expenses incurred, and risks assumed by the Company in connection with the Policy. The Monthly Deduction consists of four components: (a) the cost of insurance charge; (b) a monthly administrative charge; (c) any charges for additional benefits added by riders to the Policy;
                (d) any charges for substandard premium class ratings. The Monthly Deduction will be deducted from the Subaccounts of the Separate Account and the Fixed Account on a pro rata basis.

                1. Cost of Insurance Charge. The cost of insurance charge is the primary charge for the death benefit provided by the Policy. The cost of insurance charge is calculated monthly, and depends on a number of variables, including the age, sex, premium class, and Specified Amount of the Insured. The charge varies from Policy to Policy and from Monthly Date to Monthly Date. The charge is calculated separately for the Specified Amount at issue and for any increase in the Specified Amount.

                        The cost of insurance charge is equal to the Company's
                current monthly cost of insurance rate for the Insured multiplied by the net amount at risk under the Policy for the Specified Amount at issue or increase. The net amount at risk is equal to the difference between (1) the death benefit at the beginning of the month divided by 1.0024663, and (2) the Policy Value at the beginning of the month.

                        The Company's current cost of insurance rates may be
                less than the guaranteed rates. Current cost of insurance rates will be determined based on the Company's expectations as to future mortality, investment earnings, expenses and persistency. These rates may change from time to time, but they will never be more than the guaranteed maximum rates set forth in the Owner's policy. The Company can change the rates without notice to Owners. The maximum cost of insurance rates are based on the Insured's age last birthday at the start of the Policy Year, sex, and tobacco use. The guaranteed maximum rates are based on the Commissioner's 1980 Standard Ordinary Smoker and Non-Smoker Mortality Tables.

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                2.      Monthly Administrative Charge. The current monthly
                administrative charge is $10 per month and is guaranteed never to exceed $10 a month. This charge is designed to reimburse the Company for expenses associated with underwriting applications, increases in Specified Amount, riders, various overhead and other expenses associated with providing the services and benefits provided by the Policy, sales and marketing expenses, and other costs of doing business, such as federal, state and local premium and other taxes and fees.

                3. Supplemental Benefit Charges. An Owner may add supplemental benefits to the Policy. These benefits are made available by the Company through riders to the Policy. If any additional benefits are added to a Policy, charges for these benefits will be deducted monthly as part of the Monthly Deduction.

                4. Substandard Rating Charges. If the Insured is placed in a substandard premium class, an additional charge will be deducted. This charge compensates the Company for the additional mortality risk assumed.

        F.      DEATH BENEFITS

                        No change in death benefits will be permitted that will
                result in the Policy being disqualified as a life insurance policy under Section 7702 of the Internal Revenue Code.

                1. Payment of Death Proceeds. As long as the Policy remains in force, the Company will pay the death benefit to the Beneficiary upon receipt at the Home Office of due proof of the Insured's death. The death benefit is equal to the amount of insurance determined under the Death Benefit Option in effect on the date of the Insured's death, plus any supplemental death benefit provided by riders, minus any Indebtedness on the date of death and, if the date of death occurred during a grace period, minus the past due Monthly Deductions. The death benefit will be paid to the Beneficiary in a lump sum generally within seven days after the Valuation Date by which the Company has received at the Home Office all materials necessary to constitute due proof of death. If a payment option is elected, the death benefit will be applied to the option within seven days after the Valuation Date by which the Company received due proof of death and payments will begin under that option when provided by the option.

                2. Death Benefit Options. The Policy Value on the Insured's date of death is used in determining the amount of insurance. Under the Level Death Benefit, the death benefit is the greater of (1) the Specified Amount, or (2) the applicable percentage amount of the Policy Value based on the Insured's age at the start of the current Policy Year, as determined using the table of percentages prescribed by federal income tax law. Under the Increasing Death Benefit, the death benefit is the greater of (1) the Specified Amount plus the Policy Value, or (2) the applicable percentage amount of the Policy Value based on the Insured's age at the start of the current Policy Year, as determined using the table of percentages prescribed by federal income tax law. The percentage is 250% to age 40 and declines thereafter as the Insured's age increases. A table of percentages is shown in the prospectus under "Death Benefit Options." The Company may change the table if the table of percentages currently in effect becomes inconsistent with any federal income tax laws and/or regulations.

                        Under the Level Death Benefit, the death benefit
                ordinarily will not change. Under the Increasing Death Benefit, the death benefit will vary directly with the investment performance of the Policy Value.

                3. Changing the Death Benefit Option. The Death Benefit Option is selected in the application for the Policy. The Owner, by written request submitted to, and received by, the Home Office, may change the Death Benefit Option on the Policy subject to the following rules:

                - After the first Policy Year, the Death Benefit Option may be changed only once each twelve month period;

                - The resulting Specified Amount must be at least equal to the Minimum Specified Amount;

                - The effective date of the change will be the Monthly Date on or following the date when the Company approves the request;

                - When a change from the Level Death Benefit to the Increasing Death Benefit is made, the Specified Amount will be decreased by the Policy Value on the effective date of the change;

                - When a change from the Increasing Death Benefit to Level Death Benefit is made, the Specified Amount after the change will be increased by the Policy Value on the effective date of the change; and

                - Only one Death Benefit Option change is allowed for a Policy. Before approving a change in Death Benefit Option, the Company will review the Guideline Annual Premiums.

                4. Changing the Specified Amount. The initial Specified Amount is set at the time the Policy is issued. The minimum initial Specified Amount is $50,000 for issue ages 0 to 85. The Owner may increase or decrease the Specified Amount from time to time, subject to the following conditions:

                - Only one change (increase or decrease) may be made during any 12 month period.

                Rules for Increases

                - To increase the Specified Amount, the Owner must see an agent authorized by the Company.

                - Any increase in the Specified Amount must be at least $10,000 and an application on a prescribed form must be submitted. The Company may require additional evidence of insurability. When an increase in Specified Amount is requested, the Company conducts underwriting before approving the increase to determine whether a different premium class will apply to the increase. If an increase in Specified Amount is approved, a different premium class may apply to the increase, based on the Insured's circumstances at the time of the increase.

                - There must be enough Cash Surrender Value to make a Monthly Deduction that includes the cost of insurance for the increase.

                - If approved, the increase in Specified Amount will become effective on the next Monthly Date after the Company approves the request.

                - No increases will be allowed after the Policy Anniversary when the Insured is age 85.

                - Revised pages to the Policy will be sent to the Owner indicating the amount of the increase, the effective date of the increase, the premium class for the increase and any changes in premium.

                Rules for Decreases

                - To decrease the Specified Amount, the Owner must submit a written request to the Home Office.

                - The Specified Amount after the decrease must be at least $50,000 for issue ages 0 to 85.

                - The effective date of any decrease in Specified Amount will be the next Monthly Date after written request is processed.

                - Any decrease will first be used to reduce the most recent increase, then the next most recent increases, then the initial Specified Amount.

                - No surrender charge will be deducted upon a decrease in Specified Amount.

                - The surrender charge will not be reduced upon a decrease in Specified Amount.


        G.      POLICY LOANS

                1. Policy Loans. The Owner may obtain a Policy loan from the Company at any time by submitting a written or telephone request to the Home Office. The maximum Loan Amount is 90% of the Policy's Cash Surrender Value less 6 months of Monthly Deductions at the time of the loan. Policy loans will be processed on the Valuation Date on or following the date the request is received and loan proceeds generally will be sent to the Owner within seven days thereafter.

                2. Collateral for Policy Loans. When a Policy loan is made, an amount equal to the loan proceeds plus interest in advance is transferred from the Policy Value in the Subaccounts or Fixed Account to the Loan Reserve. This withdrawal is made in accordance with the owner's instructions.

                3. Interest on Policy Loans. The Company charges interest in advance on any outstanding Policy loan at an annual effective interest rate of 5.66%. Interest is due and payable at the beginning of each Policy Year while a Policy loan is outstanding. If, on any Policy Anniversary, the interest accrued has not been paid, the amount of the interest is added to the loan and becomes part of the outstanding Indebtedness. The Company will allocate annually the amount of unpaid interest transferred from each Subaccount and the Fixed Account in accordance with the current premium allocation.

                4. Effect of Policy Loans. If the death benefit becomes payable while a Policy loan is outstanding, the Indebtedness will be deducted in calculating the death benefit. If the Indebtedness exceeds the Policy Value, less any applicable Surrender

                Charge, on any Monthly Date, the Policy will lapse. The Company will send the Owner, and any assignee of record, notice of the lapse. The Owner will have a 61-day grace period to submit a sufficient payment to avoid termination.

        H.      PAYMENT OPTIONS

                        The Policy offers five methods of receiving proceeds
                payable under the Policy. In addition to these methods, which are described below, payment may be made by any other method to which the Company agrees. If proceeds from a surrender or death benefits are to be applied to a payment option, the proceeds will usually be applied within seven days of the Valuation Date on or following the date on which the Company receives the request and all required documentation at the Home Office.

                - Interest Payments. The Company will pay interest at agreed upon intervals. Withdrawals of at least $100 may be made at any time, and the Company will pay interest to the date of withdrawal on the amount withdrawn.

                - Payments for a Specified Period. The Company will make equal payments at the end of each monthly interval for a fixed number of years. The present value of any unpaid payments may be withdrawn at any time.

                - Life Income. The Company will make equal payments at the end of each monthly interval for as long as the payee is alive. The amount of each payment is based on the payee's age and sex at the start of the first monthly interval. The Company may require proof of the payee's age and sex. The payee may not withdraw the present value of the payments. If the payee dies during a certain period, the Company will continue the payments to the successor payee to the end of the certain period, or the successor payee may have the present value of any remaining payments (in the certain period) paid in one sum.

                - Payments of a Specified Amount. The Company will make equal monthly payments until the amount put under this method together with compound interest has been paid. The unpaid balance may be withdrawn at any time.

                - Joint and Survivor Life Income. The Company will make equal payments at the end of each monthly interval as long as at least one of the two payees is alive. The Company will base each payment on the age and sex of both payees at the start of the first monthly interval. The Company may require proof of the age and sex of each payee. The payees may not withdraw the present value of any payments.

        I.      LUMP SUM PAYMENTS BY THE COMPANY

                        Lump sum payments of withdrawals, surrenders or death
                benefits from the Subaccounts will be made within seven days of the Valuation Date on or following the date on which the Company receives the request and all required documentation at the Home Office. The Company may postpone the processing of any such transactions for any of the following reasons:

                1. If the disposal or valuation of the Separate Account's assets is not reasonably practicable because the New York Stock Exchange ("NYSE") is closed for trading other than for customary holiday or weekend closings, or trading on the NYSE is otherwise restricted, or an emergency exists, as determined by the Securities and Exchange Commission ("SEC").

                2. When the SEC by order permits a delay for the protection of Owners.

                3. If the payment is attributable to a check that has not cleared.

                        The Company may defer for up to six months after the
                date the Company receives the request, the payment of any proceeds from the Fixed Account for a withdrawal, surrender or Policy loan request.

        J.      EXCHANGE PRIVILEGE

                        At any time, while the Policy is in force during the
                life of the Insured, the Owner may exchange the Policy without evidence of insurability to a universal life policy on the life of the Insured providing benefits that do not vary with the investment experience of the Separate Account. This conversion is accomplished by the transfer of the entire Policy Value in the Subaccounts to the Fixed Account and the allocation of all future premiums to the Fixed Account. No charge will be imposed on the transfer in exercising this exchange privilege.

        K.      REDEMPTION ERRORS

                        In accordance with industry practice, the Company will
                establish procedures to address and to correct errors in amounts redeemed from the Subaccounts and the Fixed Account, except for de minimis amounts. The Company will assume the risk of any errors caused by the Company.

        L.      MISSTATEMENT OF AGE OR SEX

                        If the Insured's age or sex has been misstated in the
                application, the Death Benefit under the Policy will be the amount that would have been provided by the correct age and sex. The adjustment will be based on the ratio of the correct cost of insurance for the most recent Monthly Date for that benefit to the cost of insurance charge that was made.

        M.      INCONTESTABILITY

                        The Policy limits the Company's right to contest the
                Policy as issued or as increased, except for material misstatements contained in the application, after it has been in force during the Insured's lifetime for a minimum period, generally for two years from the Issue Date of the Policy or effective date of the increase.